FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 29, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 29, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer outlines plans for U.S. $11.0 million exploration program for 2008 with focus on resource expansion at the Livengood Gold Deposit, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides highlights of its planned 2008 North American resource definition, drilling and exploration programs.  Highly encouraging results from 2007 have enabled the Issuer to prioritize its project portfolio, focusing on those projects with the greatest potential for resource growth.  Approximately $9M of the 2008 budget is slated for Alaskan exploration, with 80% committed to the Livengood resource definition project.  Approximately $0.8M is slated for the North Bullfrog project in Nevada, with the remainder attributed to new opportunities and administration and support costs.  The Issuer has the necessary funds in place to carry out all of its presently planned 2008 exploration activities.

The primary focus of the coming season is to significantly expand the identified mineralization at the Livengood deposit in Alaska with a planned 50,000 metres of reverse circulation and core drilling during 2008.  Drilling is scheduled to begin in May and continue through the end of the year utilizing up to 3 rigs.

Other key 2008 exploration programs include: initial resource definition drilling on the North Bullfrog project in Nevada and exploration programs on the Chisna Porphyry Copper Gold Project and the BMP and Coffee Dome gold projects, in Alaska.  At North Bullfrog, the 2008 program commenced in late January with a 4,500 metre resource definition drilling program.  In addition, an initial discovery drill program is planned for the Chisna project in Alaska and, if funds, personnel and equipment are available, also for the BMP and Coffee Dome projects.

The Issuer anticipates being in a position to announce the initial NI 43-101 resource calculations for the Livengood, Terra and LMS projects within the next two months.

Alaska

Livengood

The 100% owned Livengood Deposit is a large, bulk tonnage, road accessible gold deposit located 120 kilometres north of Fairbanks Alaska.  Drilling results to date have outlined an open-ended zone of gold mineralization approximately 2 kilometres long and over 0.5 kilometres wide, with an average mineralization thickness of 85 metres of greater than 0.25 g/t, averaging 0.85 g/t, gold.  Mineralization is stratabound, primarily hosted in a folded sequence of volcanics and calcareous sediments.  Based on the highly encouraging 2007 results, the Issuer has outlined an approximate 150 drill hole program designed to significantly expand the Livengood deposit.  In addition, the Issuer plans to expand its ongoing metallurgical testing work and begin environmental baseline studies.  The Issuer expects to structure the Livengood drilling program so it can be continued into 2009 on a year round basis.

Chisna

The 100% owned Chisna project is located approximately 250 kilometres south of Fairbanks and to the north of the Glenn highway.  Exploration has identified two new porphyry systems with associated gold-copper mineralization.  The work plan for 2008 will include ground geophysics to assess the subsurface mineralization potential and to aid in targeting an initial 2000 metre drill program.  In addition the Issuer will continue to conduct surface evaluations to further explore it large land package along this highly mineralized, greater than 60 kilometre long emergent porphyry belt.

Figure 1:  ITH Alaskan Properties

BMP

The BMP project is a 100% Issuer property, located approximately 200 kilometres northwest of Anchorage and 40 kilometres north of the Issuer’s Terra project.  Exploration work has identified an 8 kilometre long belt of precious metal-rich massive sulfide mineralization that will be the focus of the 2008 program.  The 2008 program will focus on a detailed airborne geophysical survey to map out the sulfide mineralization in the main belt and aid in targeting ground follow-up.  If funding and equipment from other, higher priority the Issuer projects becomes available later in the 2008 field season, the Issuer plans an initial discovery drilling program at BMP.

Coffee Dome

The Coffee Dome project is a 100% Issuer road accessible project located 15 kilometres north-east of the Fort Knox Gold Mine.  Work in 2007 has defined a number of high-grade gold veins in trenches and three large gold in soil anomalies along a 4 kilometre trend.  The 2008 exploration program will continue to delineate the large soil anomalies to assess both the bulk tonnage and high-grade vein potential of this large gold system.    If funding and equipment from other, higher priority ITH projects becomes available later in the 2008 field season, the Issuer plans an initial discovery drill program for Coffee Dome.

Terra

The Issuer holds a 60% joint venture interest in the Terra project, located approximately 200 kilometres west of Anchorage, Alaska.  The balance is held by AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”).  The project is and is characterized as a high-grade, deep epithermal, vein system.  Exploration drilling has defined a continuous high-grade vein system (the Ben Vein area) as well as a new high-grade vein system in the Ice area 3 kilometres to the South.  The project has produced encouraging gravity recovery results and, given the overall potential of the project, the Issuer is evaluating the potential to partner with a company that has demonstrated production expertise in order to advance the project.

LMS

The Issuer is earning a 60% interest in the LMS project from AngloGold.  The LMS project is located along the Pogo Mine winter access road approximately 15 kilometres from the paved Richardson Highway.  Work in 2007 focused on defining an initial resource at the open-ended Camp Zone deposit and assessing the overall potential of the mineralized east-west belt through the property.  The work defined a number of new mineralized zones, as well as extensions of the Camp Zone to the east and west.  The Issuer is currently assessing how best to take the LMS project forward given its other pressing 2008 exploration commitments and is exploring the option of advancing this project with a strategic partner.

Figure 2:  Nevada Projects

North Bullfrog

The North Bullfrog Project is a joint venture with Redstar Gold Corp (TSX-V: RGC) in which the Issuer can earn up to a 70% interest.  The project covers an area of 13 square kilometres and represents a very large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks.  Exploration has identified a number of targets permissible for large bulk tonnage deposits as well as high-grade vein systems.  The initial focus of the 2008 program will be the recently acquired Mayflower property, which hosts one such high-grade vein system that was previously drilled by Barrick Gold Corporation in the mid 1990’s (see NR07-32 for details).  In addition to the follow-up resource development drilling on the Mayflower system, the Issuer will test a number of other targets on this large well mineralized land position.  The project has excellent access and is located 8 kilometres north of the historical Bullfrog Mine, which produced 2.4M oz of gold.  The goal of the 2008 program will be to complete an initial NI 43-101 resource calculation for the Mayflower area and assess other high priority targets so a major expansion drilling program can begin in the late fall.

Other Exploration Projects

The Issuer has a variety of other exploration projects that have generated encouraging results from the 2007 exploration programs but, due to priorities with projects such as Livengood, work on these will be limited in 2008.  The Issuer is currently exploring the option of third party funding of exploration on these projects to more aggressively advance them in 2008.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at ITH projects are designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 31, 2008